ARTICLES OF AMENDMENT
                                   OF
                         MUTUAL SERIES FUND INC.



     Mutual Series Fund Inc. a Maryland corporation, having its principal office at 51 John F. Kennedy Parkway, Short Hills, New
Jersey  07078 (the "Corporation") certifies as follows:


        FIRST: The Charter of the corporation is hereby amended by striking the first sentence of paragraph (3) of Article V, and inserting in its place the following:


         (3) Until such time as the Board of Directors shall provide otherwise pursuant to the authority granted in section (2) of this Article V, 200,000,000 of the authorized shares of stock of the corporation are designated as Mutual Shares Fund Stock ("Mutual Shares Stock"), 200,000,000 of the authorized shares of stock of the corporation are designated as Mutual Qualified Fund Stock ("Qualified Stock") and 200,000,000 of the authorized shares of stock of the corporation are designated as Mutual Beacon Fund Stock ("Beacon Stock").



        SECOND: This amendment was advised by the Corporation's Board of Directors and approved by the stockholders.


        IN WITNESS WHEREOF, the corporation has caused these Articles to be signed in its name and on its behalf on this 18th day of July, 1991 by its President who acknowledges that these Articles are the act of Mutual Series Fund Inc. and that to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles are true in all material respects.




ATTEST:                        MUTUAL SERIES FUND INC.


/s/ ELIZABETH N. Cohernour     By: /s/MICHAEL F. PRICE_
-------------------------          ----------------------
Elizabeth N. Cohernour             Michael F. Pr!ce
Secretary                          President